

July 13, 2011

<u>Via E-mail</u>
Ryan Goldstein
Secretary and Director
Geltology Inc.
54 West 16th Street Suite 10b
New York, New York 10011

> **Re: Geltology Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2011**
> **File No. 333-174874**

Dear Mr. Goldstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Based on the factors noted below, it appears that you may be a blank check company, as defined in Securities Act Rule 419. Please revise the registration statement to comply with Securities Act Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed explanation as to why Rule 419 does not apply to this offering, including a specific business plan for the next twelve months that includes a description of your day-to-day operations and a more comprehensive discussion of the manner in which the expenses listed on page 20 implicate your business plan.

   - You are a development stage company and shares of your common stock are "penny stock," as defined by Exchange Act Rule 3a51-1.

- You have not generated any revenues to date from your proposed primary line of business of selling yoga mats.

- You have conducted very limited operations since your inception.

- You will be unable to implement your business plan without substantial additional funding.

- The registration statement contains very general disclosure related to the nature of your business plan.

2. Please include the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K on the outside back cover page of the prospectus.

3. Please revise the disclosure throughout the prospectus to clarify that you have generated revenues from only one consulting transaction that was unrelated to your proposed line of business, that you have not generated any revenues from your proposed primary line of business of selling yoga mats, and that the possibility of raising additional funds for the company from "consulting fees like those [you] have earned in the past" involves engaging in a line of business that is not your proposed line of business and is not guaranteed to result in revenues to the company. In addition, please address any material effects on the development of your business plan and operations resulting from your company engaging in such consulting transactions, including any effects of management expending time on a line of business that is not your proposed line of business and whether the company would incur any expenses in connection with engaging in such consulting transactions. We note, for example, that you discuss only your consulting revenues without reference to your lack of revenues from sales of yoga mats in "Prospectus Summary—Corporate Background" and that you state that you have not generated any revenue in the second risk factor on page 3 and in "Determination of Offering Price."

Front Cover Page of Registration Statement

4. On the front cover page of the registration statement, immediately following the contact information of your attorney, please disclose the approximate date of commencement of your proposed sale to the public. If, for example, you intend to commence your proposed sale as soon as practicable after effectiveness of the registration statement, please say so. See Form S-1.

5. Please move the last two paragraphs on the front cover page of the registration statement to the outside front cover page of the prospectus (page i). See Item 501(b)(10) of Regulation S-K.

Outside Front Cover Page of Prospectus

6. Please disclose your offering expenses and net proceeds on a per share basis, as you currently disclose such information only on a total basis. See Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 2

Corporate Background, page 2

7. Please revise the statement that you have no employees, as you appear to have at least two employees in Yehuda Szender and Ryan Goldstein. Please make a similar revision in "Description of Business—Employees."

8. Please revise the disclosure under "Market for the common shares" to clarify that there also is no assurance that a market maker will file an application for quotation of your stock, or that such an application will be accepted. Similarly, on pages 11, 16, 25 and 27, please revise to clarify that you may not find a market maker willing to file an application for quotation of your stock, that such an application will be accepted or, if accepted, that a market for your stock will develop or be sustained.

9. We note your disclosure that you earned $45,430 in relation to Mr. Szender matching factories in China with western companies looking to manufacture goods there. Please expand your basis of presentation and organization on page F-7 in the notes to the financial statements to describe such business activities.

Risk Factors, page 3

Risk Factors Relating to Our Company, page 3

If our business strategy is not successful…, page 4

10. We note disclosure that you earned a net profit of $15,461 for the period from inception through March 31, 2011, which differs from the net profit of $13,142 described in the results of operations on page 20. Please revise or advise.

We are heavily dependent…, page 4

11. Please revise to disclose that you do not have employment agreements with Messrs. Szender and Goldstein.

Risks Relating to Our Common Shares, page 9

Our articles of incorporation provide for indemnification…, page 14

12. We note the disclosure in this risk factor regarding provisions in your charter for indemnification of directors and officers. However, your charter filed as Exhibit 3.1 to the registration statement does not contain such provisions. Please revise.

Use of Proceeds, page 15

13. Please clarify that amounts of $39,930, $59,630 and $98,530 represent your total estimated expenses under each of the three scenarios. Please make a similar revision in "Management's Discussion and Analysis or Plan of Operation—Liquidity and Capital Resources."

Determination of Offering Price, page 15

14. We note the disclosure in the first sentence that you will offer the shares at prevailing market prices or privately negotiated prices after a market for your common stock develops. Because you are ineligible to conduct an at the market offering, you must sell the shares at a fixed price throughout the offering. Please revise. See Securities Act Rule 415(a)(4).

Description of Business, page 17

15. We note that the risk factors on pages 5, 7 and 8 discuss government regulations, intellectual property rights and supplier information, respectively, associated with your business. Please provide the disclosure required by Item 101(h)(4)(v), (vii) and (ix) of Regulation S-K in this section.

16. We note your statement that the Yoga Journal estimates that the household income of 68% of people who regularly practice yoga was above $75,000 per year, but the study appears to indicate that such percentage is 44%. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 20

Results of Operations, page 20

17. Please revise your disclosure to clarify, as you suggest on page 4, that your $45,430 in revenues was generated in a one-time transaction that is not related to your intended business, with a view toward informing investors whether this trend in revenues will continue as you pursue your intended business.

Liquidity and Capital Resources, page 20

18. We note your statement that you "will require approximately $40,000 for the next 12 months of operations" and that you "expect to incur a minimum of $40,000 in expenses during the next 12 months of operations." However, on page 22 you state that you "expect to incur a minimum of $100,000 in expenses during the next twelve months of operations." Please revise your disclosure so that it is clear and consistent.

19. We note that you will require approximately $40,000 for the next 12 months of operations, which exceeds your current cash on hand. We further note that you have not generated cash from your intended primary operations since your incorporation. Given these negative trends and the uncertainty with respect to the amount of funds you will raise in the offering, tell us what consideration you gave to disclosing the principal conditions and events that may have initially caused concern regarding your ability to continue as a going concern for a reasonable period of time. See AU 341.11 of PCOAB Standards and related rules.

Directors, Executive Officers, Promoters and Control Persons, page 22

20. We note the statement that none of your directors or officers has been affiliated with any company that has filed for bankruptcy within the last five years. Please revise such statement to comply with the ten year time period required by Item 401(f)(1) of Regulation S-K.

21. We note your disclosure that "there is a potential conflict of interest in that our directors and officers have the authority to determine issues concerning management compensation and audit issues that may affect management decisions." Please disclose whether or not your board has standards in place pursuant to which any such conflicts will be resolved. If so, please indicate whether they are in writing.

Plan of Distribution, page 25

22. Please provide the disclosure required by Item 508 of Regulation S-K with respect to this offering.

Share Capital, page 26

Description of Securities, page 27

23. We note the statement that the description of your capital stock is a summary and is qualified by the provisions of your charter. Please remove such qualification and provide all applicable disclosure required by Item 202(a) of Regulation S-K.

Common Stock, page 27

24. We note the statement that your charter does not contain a provision that would delay, defer or prevent a change in control of you. However, we also note that you have not opted-out of being governed by Section 203 of the Delaware General Corporation Law and that your risk factor on page 13 indicates that your charter may inhibit a takeover. Accordingly, please disclose the effects that such law could have on delaying, deferring or preventing a change in control of you. You may satisfy such disclosure by including a cross-reference to the risk factor on page 13 discussing such law. See Item 202(a)(5) of Regulation S-K.

Signatures, page 34

25. Please revise the second signature of Mr. Szender to clarify that he also is signing in his individual capacity as your principal executive officer, principal financial officer and principal accounting officer.

Financial Statements, pages F-3 – F-6

26. Please identify your financial statements as those of a development stage entity. See ASC 915-205-45-4.

Exhibit 5.1

27. Please disclose in the first paragraph that the Rimon Law Group has served as your counsel.

28. Please revise the reference in the last paragraph to our rules and regulations. While counsel may state that its admission is not required under the rules and regulations promulgated pursuant to Securities Act Section 7, it may not state that its admission is not required under our rules and regulations generally.

Exhibit 23.2

29. We note that the consent refers to an "amended Form S-1." Please have your independent accountant revise the written consent to reference the appropriate document as filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant

cc: Carl M. Sherer
        Rimon Law Group, P.C.